UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 7)* PIMCO Income Strategy Fund
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201H207 72201H306 72201H405
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Attention:  Donald E. Morgan, III

Copies to:

Raymond Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].
_________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
*No additional purchases or sales have been made since the date of the reporting persons' last filing.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd.'s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of July 31, 2011, as reported in the Issuer's Form N-CSR/A filed on October 4, 2011.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

IA
* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LLC's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of July 31, 2011, as reported in the Issuer's Form N-CSR/A filed on October 4, 2011.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

IN
* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of July 31, 2011, as reported in the Issuer's Form N-CSR/A filed on October 4, 2011.

This Amendment No. 7 ("Amendment No. 7") amends the Schedule 13D first filed with the Securities and Exchange Commission on January 28, 2011, as amended on March 10, 2011, April 29, 2011, July 15, 2011, September 9, 2011, September 21, 2011 and October 24, 2011 (the "Schedule 13D"), and is being filed by Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and Donald E. Morgan, III (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the Auction-Rate Preferred Shares, par value $.00001 per share ("Shares"), of PIMCO Income Strategy Fund, a Massachusetts business trust (the "Issuer").  Unless otherwise indicated herein, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by the following:

On November 11, 2011, the Reporting Persons sent a letter to the board of trustees of the Issuer in connection with the Issuer's public announcement that the date of the 2011 annual shareholders meeting would be delayed to July 31, 2012.  A copy of this letter is attached hereto as Exhibit A and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by the following: The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit B.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to Board Exhibit B: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2011
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

Neal P. Goldman Partner 399 Park Avenue 16th Floor New York, NY 10022 tel (212) 745-9700 fax (212) 745-9701

November 11, 2011

Board of Trustees
PIMCO Income Strategy Fund ("PFL")
PIMCO Income Strategy Fund II ("PFN", together with PFL, the "Funds")
1345 Avenue of Americas
New York, NY 10105

Dear Members of the Board of Trustees,

We are extremely disappointed with your unilateral decision to unreasonably delay the date of the 2011 annual shareholder meeting for the Funds by over seven months. Such a delay violates the plain language of each Fund's Bylaws, would result in an unprecedented 19 month gap between annual shareholder meetings for each Fund and is entirely inconsistent with your regular practice of holding annual shareholder meetings during the month of December, which you have done for every annual shareholder meeting for each Fund since 2005.  We also note that you delayed the 2011 Annual Meeting only with respect to PFL and PFN, and not with respect to the two other funds with which both PFL and PFN have historically jointly shared their annual meetings.

You have provided no explanation for this delay, but your decision appears to be in direct response to our intention to nominate and elect a partner at Brigade Capital Management, LLC as a Preferred Shares trustee of each of the Funds at the 2011 Annual Meeting.  Your actions are frustrating shareholders' rights to hold the board accountable for the Funds' performance in a timely and regularly scheduled manner.  Your actions demonstrate your disregard for any notion of good corporate governance.

Over the past several months, we have outlined our main issues with respect to the Funds' management, including our concern with respect to (i) the performance, investment strategy and concentration of the Funds' investments in financial companies, all especially in light of a deepening sovereign crisis in Europe, (ii) corporate governance policies and practices of each Fund and (iii) your failure to take action to immediately redeem the Preferred Shares in this historically low interest rate environment.  Our concerns remain unaddressed and we have not even had the courtesy of any meaningful response.  As an approximate 32.8% and 25.9% holder of Preferred Shares of PFL and PFN, respectively, we would expect more from our Board.

In light of your unexplained manipulation of the corporate machinery to deny shareholders of this fundamental right to nominate and elect trustees on an annual basis, we are exploring all of our alternatives and intend to hold each one of you personally liable for what we believe to be breaches of fiduciary duty. We urge you to revisit your recent decision and act in the best interests of your shareholders.

Sincerely,

/s/ Neal P. Goldman
Neal P. Goldman

CC:  Brian S. Shlissel
         President and Chief Executive Officer
         PIMCO Income Strategy Fund
         PIMCO Income Strategy Fund II

Exhibit B
Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of PIMCO Income Strategy Fund.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

November 14, 2011
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)
Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

SK 25586 0002 1242838